[RPC Letterhead]

VIA EDGAR

December 21, 2012

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	RPC, Inc.
Form 10-K for Fiscal Year ended December 31, 2011
File No. 1-8726
Your comment letter dated December 12, 2012

Dear Mr. Schwall:

Below are our responses to the comments raised in the above referenced letter.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth our response thereto.

Form 10-K

Risk Factors, Page 9

Our Operations may be adversely affected if we are unable to comply with regulatory and environmental laws, page 10

1.
You disclose on page 3 that pressure pumping accounted for 55% of 2011 revenues, and that pressure pumping services included hydraulic fracturing to stimulate production.  We also note the risks you identify under the risk factor captions “Our business has potential liability. . . .”  In this risk factor, you disclose that regulations curtailing exploration and development of oil and gas fields would adversely affect your operations by limiting demand for your services, and also that you have the potential for environment liabilities.  Please add a new risk factor to disclose in necessary detail the regulatory, financial and/or operational risks posed to you by your provision of hydraulic fracturing services, including the risks posed to you by regulations that have been adopted by states in which you operate and/or by the federal government.

We will add in our 2012 10-K a new risk factor to disclose in appropriate detail the risks posed by providing hydraulic fracturing services, including the risks posed by regulations that have been adopted by federal and state regulators.  We will include the following new risk factor in our 2012 10-K subject to updated information regarding the future of such regulations:

Mr. H. Roger Schwall
December 21, 2012

Compliance with federal and state regulations relating to hydraulic fracturing could increase our operating costs, cause operational delays, and could reduce or eliminate the demand for our pressure pumping services.

RPC’s pressure pumping services are the subject of increasing federal, state and local regulatory oversight.  This scrutiny is prompted in part by public concern regarding the potential impact on drinking and ground water and other environmental issues arising from the growing use of hydraulic fracturing.  Among these regulatory entities is the White House Council on Environmental Quality, which is coordinating a review of hydraulic fracturing practices.  In addition, a committee of the United States House of Representatives has investigated hydraulic fracturing practices and publicized information regarding the materials used in hydraulic fracturing.  The U.S. Environmental Protection Agency has also undertaken a study of the environmental impact of hydraulic fracturing practices, and is expected to issue its findings by 2014.  One of the results of this scrutiny has been to require disclosure of materials used in hydraulic fracturing on certain public lands.  We are unable to predict whether this scrutiny and any resulting regulatory change will impact our business through increased operational costs, operational delays, or a reduction in demand for hydraulic fracturing services.

The company confirms the following:

•	The company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
December 21, 2012

Please direct any further comments or questions to me at (404) 321-2149.

Sincerely,

/s/ Ben M. Palmer

Ben M. Palmer
RPC, Inc.
Chief Financial Officer

cc:	Mr. Richard A. Hubbell
Mr. Stephen D. Fox